UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of January 2007
Commission File No. 000-31052
GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)
GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name into English)
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Gemalto completes combination
and confirms its digital security agenda
Amsterdam, January 29, 2007 - Gemalto (Euronext NL0000400653 GTO), a world leader in digital security, announces that it now holds 100% of Gemplus following its Public Exchange Offer and the completion of the mandatory squeeze out of the Gemplus shares.
Consequently, Euronext Paris S.A. has delisted Gemplus shares from the Eurolist and the Gemplus ADSs were delisted from the Nasdaq Global Select Market on January 29, 2007.
This operation represents the final step in the combination process of Axalto and Gemplus that was announced slightly over a year ago (December 2005) and that led to the creation of the Gemalto group in June 2006.
“This is a tremendous achievement on the part of everyone involved. In just over 12 months, we have merged two leading companies and successfully brought together over 11,000 employees, in order to form a world leader in digital security” comments Olivier Piou, chief executive officer of Gemalto.
“Throughout the process, the strong support of our shareholder base has been instrumental. Equally important has been the very favorable reaction of our clients who have already begun to benefit from combining our teams expertise and innovations” Olivier Piou adds.
“This is now the final step of the combination process, enabling us to move forward and fully dedicate our time and energy to the business at hand. Today we are ideally positioned to seize the many opportunities that we see in the digital security arena”.

About Gemalto
Gemalto (Euronext NL 0000400653 GTO) is a leader in digital security with pro forma 2005 annual revenues of €1.7 billion, operations in about 100 countries and 11,000 employees including 1,500 R&D engineers.
In a world where the digital revolution is increasingly transforming our lives, Gemalto’s solutions are designed to make personal digital interactions more convenient, secure and enjoyable.
Gemalto provides end-to-end digital security solutions, from the development of software applications through design and production of secure personal devices such as smart cards, SIMs, e-passports, and tokens to the management of deployment services for its customers.
More than a billion people worldwide use the company’s products and services for telecommunications, financial services, e-government, identity management, multimedia content, digital rights management, IT security, mass transit and many other applications.
As the use of Gemalto’s software and secure devices increases with the number of people interacting in the digital and wireless world, the company is poised to thrive over the coming years.
Gemalto was formed in June 2006 by the combination of Axalto and Gemplus. For more information please visit www.gemalto.com.
Nota Bene for US investors:
As a result of the transaction, Gemalto will be deemed to succeed to the registration of Gemplus under the U.S. Securities and Exchange Act of 1934. As a successor registrant, Gemalto will be subject to certain reporting and other requirements as a foreign private issuer under the Exchange Act, and Gemplus shares will no longer be registered thereunder.
Contacts:

Corporate Media Relations	TBWA\Corporate
Emmanuelle SABY	Emlyn Korengold
M.: +33 (0) 6 09 10 76 10	T.: +33 (0) 1 49 09 66 51
emmanuelle.saby@gemalto.com	M. : +33 (0) 6 08 21 93 74
gemaltopr@tbwa-france.com

Investor Relations	FINEO
Stéphane BISSEUIL
T.: +33 (0) 1 55 01 50 97	T.: +33 (0) 1 56 33 32 31
stephane.bisseuil@gemalto.com	gemalto@fineo.com

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GEMPLUS INTERNATIONAL S.A.

By:	/s/ Frans Spaargaren Name: Mr. Frans Spaargaren
Title: Chief Executive Officer and Chief Financial Officer
Date: January 29, 2007